UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 28, 2021

NEW YORK COMMUNITY BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-31565	06-1377322
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

102 Duffy Avenue, Hicksville, New York 11801

(Address of principal executive offices)

(516) 683-4100

(Registrant’s telephone number, including area code)

615 Merrick Avenue, Westbury, New York 11590

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	NYCB	New York Stock Exchange
Bifurcated Option Note Unit SecuritiES SM Fixed-to-Floating Rate Series A Noncumulative Perpetual Preferred Stock, $0.01 par value	NYCB PU NYCB PA	New York Stock Exchange New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (Section 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (Section 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

CURRENT REPORT ON FORM 8-K

Item 7.01	Regulation FD Disclosure

Beginning on July 28, 2021 New York Community Bancorp, Inc. (the “Company”) intends to distribute and make available to investors, and to post on its website, the written presentation attached hereto as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits

(d)	Attached as Exhibit 99.1 is the text of a written presentation that the Company intends to distribute and make available to investors, and to post on its website, beginning on July 28, 2021.

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Written presentation to be distributed and made available to investors, and posted on the Company’s website, beginning on July 28, 2021.

Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 28, 2021	NEW YORK COMMUNITY BANCORP, INC.

/s/ Salvatore J. DiMartino
Salvatore J. DiMartino
Senior Managing Director
Director, Investor Relations and Strategic Planning

Second Quarter 2021 Investor Presentation Exhibit 99.1

Forward-Looking Information This presentation may include forward‐looking statements by the Company and our authorized officers pertaining to such matters as our goals, intentions, and expectations regarding revenues, earnings, loan production, asset quality, capital levels, and acquisitions, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; and our ability to achieve our financial and other strategic goals. Forward‐looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. Additionally, forward‐looking statements speak only as of the date they are made; the Company does not assume any duty, and does not undertake, to update our forward‐looking statements. Furthermore, because forward‐looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those anticipated in our statements, and our future performance could differ materially from our historical results.   Our forward‐looking statements are subject to the following principal risks and uncertainties: the effect of the COVID-19 pandemic, including the length of time that the pandemic continues, the potential imposition of future shelter in place orders or additional restrictions on travel in the future, the effect of the pandemic on the general economy and on the businesses of our borrowers and their ability to make payments on their obligation, the remedial actions and stimulus measures adopted by federal, state, and local governments; the inability of employees to work due to illness, quarantine, or government mandates; general economic conditions and trends, either nationally or locally; conditions in the securities markets; changes in interest rates; changes in deposit flows, and in the demand for deposit, loan, and investment products and other financial services; changes in real estate values; changes in the quality or composition of our loan or investment portfolios; changes in competitive pressures among financial institutions or from non‐financial institutions; our ability to obtain the necessary shareholder and regulatory approvals of any acquisitions we may propose; our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we may acquire into our operations, and our ability to realize related revenue synergies and cost savings within expected time frames; changes in legislation, regulations, and policies; the impact of recently adopted accounting pronouncements; and a variety of other matters which, by their nature, are subject to significant uncertainties and/or are beyond our control. More information regarding some of these factors is provided in the Risk Factors section of our Form 10‐K for the year ended December 31, 2020 and in other SEC reports we file. Our forward‐looking statements may also be subject to other risks and uncertainties, including those we may discuss in this presentation, or in our SEC filings, which are accessible on our website and at the SEC’s website, www.sec.gov. Our Supplemental Use of Non-GAAP Financial Measures This presentation may contain certain non-GAAP financial measures which management believes to be useful to investors in understanding the Company’s performance and financial condition, and in comparing our performance and financial condition with those of other banks. Such non-GAAP financial measures are supplemental to, and are not to be considered in isolation or as a substitute for, measures calculated in accordance with GAAP. Cautionary Statements

→ We are a leading producer of multi-family loans in New York City. Within this market we focus almost exclusively on the non-luxury, rent regulated niche, where average rents are below market. → Our expertise in this particular lending niche arises from: A consistent presence in this market for over 50 years Long standing relationships with our borrowers, who come to us for our service and execution capabilities Decades long relationships with the top commercial mortgage brokers in the NYC market Significant expertise at the Board level in the NYC real estate market → In addition, we originate commercial real estate loans, and commercial loans, including asset-based lending through our specialty finance team. → We operate over 230 branches in five states with leading market share in many of the markets we operate in. → We are a conservative lender across all of our loan portfolios. → We are a low-cost provider, resulting in an efficient operation. → We complement our organic growth with accretive acquisitions. Overview: Who we are

Accelerates our transition towards building a dynamic commercial banking organization NYCB & FBC – Enhancing Shareholder Value By Leveraging Two Like-Minded Organizations with Distinctive Strategic Strengths Creates a top-tier regional bank with significant scale and broader diversification Combines two strong management teams and boards Drives strong financial results and enhances capital generation Maintains each bank’s unique low credit risk model Improves funding profile and interest rate risk positioning Market-leading rent-regulated multi-family lender, mortgage originator and servicer

Creates a Top-Tier Bank with National Scale and Strong Footholds in Northeast/Midwest and Exposure to High Growth Markets

NYC Metro	NY	**$22.1B** *130 Branches*	NJ	**$2.6B** *41 Branches*
Upper Midwest	MI	**$10.4B** *113 Branches*	OH	**$2.5B** *29 Branches*
	IN	**$1.2B** *32 Branches*	WI	**$0.1B** *3 Branches*
Other Markets	FL	**$3.3B** *26 Branches*	AZ	**$1.4B** *14 Branches*
	CA	**$0.7B** *9 Branches*	FBC HQ	**$6.8B** *Custodial Deposits*



NYCB Branches (237)
FBC Branches (158)
FBC Retail Home Lending Offices (87)
WI
MI
NY
OH
IN
NJ
CA
AZ
FL

$87B+ Total Assets	**$8.5B+** Market Capitalization
1.2% 2022E ROAA	**16%** 2022E ROATCE

Source: Company Filings, S&P Global Market Intelligence, FDIC
Note: FBC retail home lending offices (87 offices) not denoted on map; Branch map as of 30-Jun-20 FDIC data; Branch count as of 31-Mar-21.

5

Multiple Opportunities with Flagstar Financially Compelling Transaction 16% accretive to 2022 consensus EPS estimates, at announcement Immediately accretive to Tangible Book Value per share by 3.5%, at announcement Strong Capital Generation Excess capital generation of $500 million annually after payment of dividends Significant Deposit Growth Opportunities Organically through existing customer/MF base Increased opportunities through mortgage banking business (escrow deposits) Through Fin-tech partnerships and Banking as a Service Diversified Revenue Stream on a Pro-forma Basis Fee Income Opportunities Excluding mortgage-related gain-on-sale income, Flagstar fee income generation is significantly higher than NYCB’s

NYCB & FBC – Benefits of Scale The combined Company will rank at or near the top in a number of its key businesses With a bigger balance sheet and larger capital base, it will have the opportunity to leverage up in a number of these businesses and/or increase its market share These businesses include: Leading indirect/broker-driven rent-regulated multi-family lending in New York City Number 2 mortgage warehouse lending business in the country Top 6 mortgage banking business nationally* Top 6 mortgage servicing/sub-servicing business nationally Substantial cross-sell opportunity through leveraging Flagstar’s retail product set through the NYCB branch network Potential rollout of Flagstar’s Capital Market business to NYCB’s borrower base * Among all banks

We rank among the largest U.S. bank holding companies… Total Assets: $57.5 billion, 76% of which are loans and 11% are investment securities Total Deposits: $34.2 billion, up 11% annualized Total Loans: $43.6 billion, primarily multi-family and CRE Total Market Capitalization: $5.2 billion

… but without the risk other large banks have. Ratio NYCB At 6/30/2021 SNL Bank &Thrift Index At 6/30/2021 Peers At 6/30/2021 NCOs/Average Loans (0.01)% 0.22% 0.14% Cumulative losses (a) 106 bp 2,396 bp 1,336 bp NPAs/Total Assets 0.07% 0.50% 0.70% NPLs/Total Loans 0.07% 0.93% 1.00% ALLL/NPLs 641.41% 185.08% 156.24% → Our asset quality metrics compare very favorably to both the SNL Bank & Thrift Index and our regional bank peers. Since our IPO in 1993 and excludes taxi medallion-related net charge-offs.

A Strong Capital Position Ratio NYCB At 6/30/2021 SNL Bank &Thrift Index At 6/30/2021 Peers At 6/30/2021 Total Risk-Based Capital 13.05% 14.99% 13.36% Tier 1 Risk-Based Capital 11.05 12.77 11.48 Common Equity Tier 1 9.84 11.97 10.39 Tier 1 Leverage 8.25 9.09 8.47

Total HFI Loans: $43.6 bn Loans at 6/30/21 Loans – 3% Annualized Loan Growth Majority of portfolio focused on low-risk multi-family loans on non-luxury, rent-regulated buildings Market leader in this asset class having developed strong expertise and industry relationships over the last five decades Consistent lending strategy that has not changed significantly since our IPO Average yield on loan portfolio: 3.60% Low risk credit culture and business strategy has resulted in superior asset quality through past cycles Since 1993 losses have aggregated 14 bp on MF and 10 bp on CRE * Primarily a fixed rate portfolio but weighted average life of less than 3 years Highlights: * Of aggregate originations

Multi-Family Portfolio Statistics for the 3 Months Ended 6/30/21 75% of loans held-for-investment (68% of originations) 78.1% of loans are in Metro New York Weighted average life = 2.4 years Weighted average LTV: 57.83%, overall Weighed average LTV on NYS rent-regulated: 54.53% Multi-Family Loan Portfolio (in millions) Originations: $9,214 $5,685 $5,378 $6,622 $5,982 $8,711 $2,078 Net Charge-Offs (Recoveries): $(4) $0 $0 $0 $1 $(1) $1 Leading Indirect Multi-Family, Rent-Regulated Lender in New York Metro Region Multi-family loans have been our primary lending focus for the past five decades

→ $19.3 billion or 59% of the MF portfolio is subject to NYS rent regulations; WALTV (1) on this portion of the MF portfolio is 54.53%, 330 basis points below the overall MF portfolio. Our Multi-Family Portfolio is Well Insulated Against Recent Changes in the Rent Regulation Laws → We lend on current, in-place cash flows and not on future or projected cash flows. → We have $13.3 billion of NYS multi-family loans with rent-regulated units greater than 50% of total units. Total Multi-family % of (dollars in millions) (as of 6/30/21) (2) Market WA LTV (1) New York City Manhattan $ 7,765 23.86% 49.37% Brooklyn 6,183 19.00% 54.18% Bronx 3,720 11.43% 61.38% Queens 2,890 8.88% 48.75% Staten Island 137 0.42% 58.71% Sub-total New York City 20,695 63.59% 52.96% New Jersey 4,168 12.81% 67.95% Long Island 539 1.66% 57.07% Sub-total Metro New York 25,402 78.06% 66.69% Other New York State 1,035 3.18% 60.19% All Other States 6,103 18.76% 67.03% Total Multi-family $32,540 100.00% 57.83% Multi-Family Vacancy Rate (Residential Units) as of 6/30/21: 3.58% Weighted Average LTV Balances include mark-to-market hedged loans

Commercial Real Estate Loan Portfolio (in millions) Originations: $1,842 $1,180 $1,039 $967 $1,226 $958 $70 Net Charge-Offs (Recoveries): $(1) $(1) $0 $3 $0 $2 $0 Commercial real estate is a logical extension of our multi-family niche. CRE Portfolio Statistics for the 3 Months Ended 6/30/21 16% of loans held-for-investment (2% of originations) 84.8% of loans in Metro New York Weighted average life: 2.3 years

Our specialty finance business is another high-quality lending niche.

- ***The team has been working together for over 25 years, mostly at larger regional banks in the Northeast***
- ***Extensive experience in senior secured lending, transaction structuring, credit, capital markets, and risk mgmt.***
- ***Excellent track record on credit losses over the past 25 years of originations***
- ***As of 6/30/21 this segment has $3.4 billion of outstandings versus $5.2 billion in commitments***

SPECIALTY FINANCE LOAN AND LEASE PORTFOLIO



(in millions)
CAGR (2015-2Q21)
22.9%
$895
$1,286
$1,584
$1,989
$2,746
$3,207
$3,420
12/31/15
12/31/16
12/31/17
12/31/18
12/31/19
12/31/20
6/30/21

Originations:	$1,068	$1,266	$1,784	$1,917	$2,800	$2,694	$606
Net charge-Offs:	$0	$0	$0	$0	$0	$0	$0

LOAN TYPES

- 7% of loans held-for-investment
- 20% of originations
- Syndicated asset-based (ABLs) and dealer floor-plan (DFPLs) loans
- Equipment loan and lease financing (EF)

- Large corporate obligors; mostly publicly traded
- Investment grade or near-investment grade ratings
- Participants in stable, nationwide industries

PRICING

- Floating rates tied to LIBOR (ABLs and DFPLs)
- Fixed rates at a spread over treasuries (EF)

RISK-AVERSE CREDIT & UNDERWRITING STANDARDS

- We require a perfected first-security interest in or outright ownership of the underlying collateral
- Loans are structured as senior debt or as non-cancellable leases
- Transactions are re-underwritten in-house
- Underlying documentation reviewed by counsel

15

Non-Performing Loans(a)(b) / Total Loans(a) Non-performing loans and total loans exclude covered loans and non-covered purchased credit-impaired (“PCI”) loans. Non-performing loans are defined as non-accrual loans and loans 90 days or more past due but still accruing interest. Our non-performing loans at 12/31/16, 12/31/17, 12/31/18, 12/31/19, 12/31/20, and 6/30/21 exclude taxi medallion-related loans. Average NPLs/Total Loans NYCB: 0.52% SNL U.S. Bank and Thrift Index: 1.64% SNL U.S. Bank and Thrift Index NYCB Our asset quality in any credit cycle has consistently been better than our industry peers…

… and very few of our non-performing loans have resulted in actual losses. Net Charge-Offs / Average Loans Cumulative Total NYCB: 1.06 bp SNL U.S. Bank and Thrift Index: 2,438 bp The calculation of our net charge-offs to average loans excludes taxi medallion-related charge-offs of $59.6 million, $12.8 million, $10.2 million, $11.9 million, and $1.0 million for 2017, 2018, 2019, 2020, and 2Q21, respectively. SNL U.S. Bank and Thrift Index NYCB

Principal deferrals declined significantly during Q2’21, down 60% to $1 billion from $2.5 billion at Q1’21. *Outstanding balance excludes deferred fees and mark-to-market adjustments. Principal Deferrals As of June 30, 2021 Outstanding Deferrals as a ($ in millions) Deferral Balance* % of O/B WA LTV Multi-Family $497.2 $32,483.7 1.5% 54.17% CRE: Office 238.8 3,210.1 7.4% 66.24% Retail 154.4 1,778.7 8.7% 70.33% Mixed Use 69.1 565.2 12.2% 65.81% Condo/Co-op 36.2 256.2 14.1% 41.03% Other 0.9 1,002.9 0.1% 35.72% Sub-total CRE 499.5 6,813.2 7.3% 65.56% Total MF & CRE $996.7 $39,296.9 2.5% 59.88% Other $8.3 Total $1,005.0

Total deferrals have declined substantially since the start of the pandemic All Deferrals Roll Forward- 6/30/20 to 6/30/21 ($ in millions) Total % of Total Portfolio Total Loans As of June 30, 2020 $7,368.4746987799927 0.17417014316437807 $42,306.187299999998 New Deferrals 1,054.8843560800001 Loans for which Deferral Period Ended by 6/30/21 Now Current or Paid Off/Cancelled 0.99644970394613697 $-7,392.55069669992 Delinquent as of 6/30/21 .4% $-26.337489830000006 Total $-7,418.3925594999919 Total % of Total Portfolio Total Loans As of June 30, 2021 $1,004.9664953600002 2.3% $43,575.26518722

COVID-related Special Mention and Substandard loans have decreased as risk ratings have improved. MF/CRE Special Mention and Sub-Standard Trend as of 6/30/2021 (figures in thousands) 44196 44286 44377 Non Covid Covid* Total % Covid Non Covid Covid* Total % Covid Non Covid Covid* Total % Covid Multi-Family Special Mention 166352.63680000001 400402.9064199999 566755.54321999988 0.70648255885619782 205930.51674999995 669160.61412000004 875091.13086999999 0.76467534696041595 303541.86201999994 575822.79887000006 879364.66088999994 0.65481685184757488 Multi-Family Sub-Standard 54998.149339999996 394559.69044999988 449557.83978999988 0.87766168338718986 56611.879329999996 616526.26757999987 673138.14690999989 0.91589857209864955 83659.387229999993 533149.51854999992 616808.90577999991 0.8643674135602718 Multi-Family Total 221350.78614000001 794962.59686999978 1016313.3830099998 0.78220223226380359 262542.39607999998 1285686.8816999998 1548229.2777799997 0.83042408521271571 387201.24924999994 1108972.31742 1496173.5666699999 0.74120566097703156 CRE Special Mention 19979.7958 617121.12971000001 637100.92550999997 0.96863951220286471 40280.665689999994 744725.85957999993 785006.52526999987 0.94868747660900576 37268.011729999998 644439.9092600001 681707.92099000013 0.94533140868324061 CRE Sub-Standard 62323.95870000001 252094.29811 314418.25680999999 0.80178008957774427 72632.334919999994 302429.42139999999 375061.75631999999 0.80634566522418083 41030.694610000006 184083.24284999998 225113.93745999999 0.81773365490845873 CRE Total 82303.75450000001 869215.42781999998 951519.18232000002 0.91350279003379997 112913.00060999999 1047155.2809799999 1160068.2815899998 0.90266693572964485 78298.706340000004 828523.15211000014 906821.85845000017 0.91365591200698082 44196 44286 44377 Non Covid Covid* Total % Covid Non Covid Covid* Total % Covid Non Covid Covid* Total % Covid MF/CRE Special Mention 186332.4326 1017524.0361299999 1203856.4687299998 0.84522039176599673 246211.18243999995 1413886.4737 1660097.6561399999 0.85168873558168778 340809.87374999991 1220262.7081300002 1561072.58188 0.78168223713239371 MF/CRE Sub-Standard 117322.10804000001 646653.98855999985 763976.09659999982 0.84643222665979945 129244.21424999999 918955.68897999986 1048199.9032299998 0.87669888744338043 124690.08184 717232.76139999996 841922.84323999996 0.85189844551532656 MF/CRE Total 303654.54064000002 1664178.0246899999 1967832.5653299999 0.84569086517323788 375455.39668999997 2332842.1626800001 2708297.5593699999 0.86136848390568366 465499.95558999991 1937495.4695300001 2402995.4251199998 0.80628346158139119 MF/CRE Total Portfolio: $38,992,576.87369978 $39,169,178.429870009 $39,129,613.112240002 MF/CRE Total Special Mention/Sub-Standard: $1,967,832.5653299999 $2,708,297.5593699999 $2,402,995.4251199998 % Special Mention and Sub-Standard: 5.5% 6.9% 6.1% * Includes all executed Covid Modification agreements

Efficiency Ratio Peer Group NYCB Highly Efficient Operator with Effective Business Model. Low Cost, Efficient Business Model Multi-family and CRE lending are both broker-driven, with the borrower paying fees to the mortgage brokerage firm Products and services are typically developed by third-party providers; their sales are a complementary source of revenues

Total Deposits: $34.2 bn Deposits at 6/30/21 Deposits – Significant Progress Made on Growing Core Deposits Deposits generated through retail and commercial channels Loan-related deposits up 22% annualized from December 31, 2020 to $3.9 billion CDs have declined to 26% of total deposits from 38% in the year-ago quarter Average cost of interest-bearing deposits is 0.38% Average deposits per branch of $156 million* Highlights: * Does not include 18 In-Store Branches.

Visit our website: ir.myNYCB.com E-mail requests to: ir@myNYCB.com Call Investor Relations at: (516) 683-4420 Write to: Investor Relations New York Community Bancorp, Inc. 615 Merrick Avenue Westbury, NY 11590 For More Information

Appendix

Securities and Funding Composition Funds at 6/30/21 0.88% cost of funds Significant capacity given eligibility of multi-family loans Total Funding: $49.6 bn Entire portfolio is available for sale Consists primarily of GSE-related securities Overall yield is 2.55% 25% is variable rate Securities at 6/30/21 Total Securities: $6.1 bn

Experienced Management Team Thomas R. Cangemi Robert Wann John J. Pinto John Adams Chairman of the Board President & Chief Executive Officer Senior Executive Vice President & Chief Operating Officer Senior Executive Vice President & Chief Financial Officer Executive Vice President & Chief Lending Officer Mr. Cangemi was appointed President and Chief Executive Officer of New York Community Bancorp, Inc. on December 31, 2020 He was named Chairman of the Board of both the Company and the Bank on March 26, 2021 20 years of experience with NYCB; 29 years of banking experience Mr. Cangemi joined the Company on July 31, 2001 as Executive Vice President and Director of the Capital Markets Group, and was named Senior Executive Vice President on October 31, 2003 Previously, member of the SEC Professional Practices Group of KPMG Mr. Wann has been Chief Operating Officer since October 31, 2003 38 years of experience with NYCB; 38 years of banking experience Mr. Wann joined the Company in 1982 Named Comptroller in 1989 Appointed Chief Financial Officer in 1991 Mr. Pinto was appointed Chief Financial Officer of the Company on December 31, 2020 20 years of experience with NYCB; 27 years of banking experience Mr. Pinto joined the Company on July 31, 2001 in connection with the Richmond County merger, and served as Senior Vice President, and more recently First Senior Vice President, in the Capital Markets Group From 1993 to 1997, was a member the financial services group at Ernst & Young providing auditing and consulting services to financial institutions Mr. Adams was appointed Executive Vice President and Chief Lending Officer of the Company on January 1, 2020 21 years of experience with NYCB; 37 years of banking experience Previously served as Executive Vice President and Chief Credit Officer Joined the Company in 2000 in conjunction with its acquisition of Haven Bancorp, Inc.

While average stockholders’ equity, average assets, return on average assets, and return on average stockholders’ equity are financial measures that are recorded in accordance with U.S. generally accepted accounting principles ("GAAP"), average tangible stockholders’ equity, average tangible assets, return on average tangible assets, and return on average tangible stockholders’ equity are not. Nevertheless, it is management’s belief that these non-GAAP measures should be disclosed in our SEC filings, earnings releases, and other investor communications, for the following reasons: Average tangible stockholders’ equity is an important indication of the Company’s ability to grow organically and through business combinations, as well as our ability to pay dividends and to engage in various capital management strategies. Returns on average tangible assets and average tangible stockholders’ equity are among the profitability measures considered by current and prospective investors, both independent of, and in comparison with, our peers. We calculate average tangible stockholders’ equity by subtracting from average stockholders’ equity the sum of our average goodwill and calculate average tangible assets by subtracting the same sum from our average assets. Average tangible stockholders’ equity, average tangible assets, and the related non-GAAP profitability measures should not be considered in isolation or as a substitute for average stockholders’ equity, average assets, or any other profitability or capital measure calculated in accordance with GAAP. Moreover, the manner in which we calculate these non-GAAP measures may differ from that of other companies reporting non-GAAP measures with similar names. The following table presents reconciliations of our average common stockholders’ equity and average tangible common stockholders’ equity, our average assets and average tangible assets, and the related GAAP and non-GAAP profitability measures for the three and six months ended June 30, 2021: (1) To calculate return on average assets for a period, we divide net income generated during that period by average assets recorded during that period. To calculate return on average tangible assets for a period, we divide net income by average tangible assets recorded during that period.   (2) To calculate return on average common stockholders’ equity for a period, we divide net income available to common shareholders generated during that period by average common stockholders’ equity recorded during that period. To calculate return on average tangible common stockholders’ equity for a period, we divide net income available to common shareholders generated during that period by average tangible common stockholders’ equity recorded during that period. Reconciliations of GAAP and Non-GAAP Measures (dollars in millions) For the Three Months Ended June 30, 2021 For the Six Months Ended June 30, 2021 Average common stockholders’ equity   $ 6,368 $ 6,369 Less: Average goodwill   (2,426) (2,426) Average tangible common stockholders’ equity   $ 3,942 $ 3,943   Average assets   $58,114 $57,215 Less: Average goodwill   (2,426) (2,426) Average tangible assets   $55,688 $54,789   Net income available to common shareholders (1)   $144 $281   GAAP: Return on average assets   1.04% 1.04% Return on average common stockholders’ equity   9.00 8.81 Non-GAAP: Return on average tangible assets (2)   1.09 1.08 Return on average tangible common stockholders’ equity (2)   14.54 14.23

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